Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of RYTHM, Inc. (formerly known as Agrify Corporation) on Form S-8 (File Nos. 333-287986, 333-283453, 333-257340 and 333-265950) and on Form S-1 (File No. 333-282387) of our report dated April 15, 2024, which included an explanatory paragraph as to Agrify Corporation and Subsidiaries ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Agrify Corporation and Subsidiaries as of December 31, 2023 and for the year ended December 31, 2023 appearing in the Current Report on Form 8-K of RYTHM, Inc. filed on the date hereof.

/s/ Marcum llp

68 South Service Road Suite 300

Melville, NY 11747

October 8, 2025